UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

Lions Gate Entertainment Corp.

(Name of Subject Company)

Lions Gate Entertainment Corp.

(Name of Person Filing Statement)

Common Shares, without par value

(Title of Class of Securities)

535919203

(CUSIP Number of Class of Securities)

Wayne Levin, Esq.

EVP, Corporate Operations, and General Counsel

Lions Gate Entertainment Corp.

2700 Colorado Ave., Suite 200

Santa Monica, California 90404

Telephone: (877) 848-3866

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

James Cole, Jr., Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON......................................................................................................	3
ITEM 8.	ADDITIONAL INFORMATION..............................................................................................................................................	3
ITEM 9.	EXHIBITS....................................................................................................................................................................................	3
SIGNATURE...		4

This Amendment No. 7 to the Schedule 14D-9 (“Amendment No. 7”), filed with the Securities and Exchange Commission (the “SEC”) on October 29, 2010, amends and supplements the Schedule 14D-9 filed with the SEC on August 2, 2010, and amended on August 9, 2010, August 12, 2010, September 8, 2010, October 12, 2010, October 19, 2010 and October 22, 2010 by Lions Gate Entertainment Corp., a corporation existing under laws of British Columbia (“Lionsgate” or the “Company”).  The Schedule 14D-9 relates to the unsolicited offer by Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Fund S.à r.l., a limited liability company governed by the laws of Luxembourg, Daazi Holding B.V., a limited liability company governed by the laws of The Netherlands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, 7508921 Canada Inc., a corporation governed by the laws of Canada, Carl C. Icahn and Ronald G. Atkey, in his capacity as the sole trustee of the LGE Trust, to purchase up to all of the outstanding common shares, without par value, of Lionsgate (the “Shares”).

The information in the Schedule 14D-9, as amended prior to the date of this Amendment No. 7, is incorporated in this Amendment No. 7 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the section entitled “Tender Offer”:

 “On October 29, 2010, the Offeror extended the expiration date of the Offer to 11:59 p.m. Vancouver Time, on November 12, 2010, unless further extended or withdrawn, in an amendment to its Schedule TO.”

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following at the end of the Section entitled “Legal Proceedings”:

                On October 28, 2010, Lionsgate filed an action in the United States District Court for the Southern District of New York against Carl Icahn, Brett Icahn, and various investment vehicles controlled by Carl Icahn.  The action is captioned Lions Gate Entertainment Corp. v. Carl C. Icahn, Brett Icahn, Icahn Partners LP, High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital LP, IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., and Beckton Corp., No. 10-CV-8169.  The complaint alleges violations of Sections 13(d), 14(a), 14(d), and 14(e) of the federal Securities Exchange Act of 1934, as amended, and tortious interference with prospective business relations under state law.  The complaint seeks damages and injunctive relief, including an order requiring the defendants to make corrective disclosures before Lionsgate's 2010 annual general meeting of shareholders.

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following exhibits to the exhibit list:

Exhibit Number	Description
(a)(8)

Complaint filed in the United States District Court for the Southern District of New York, captioned Lions Gate Entertainment Corp. v. Carl C. Icahn, Brett Icahn, Icahn Partners LP, High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital LP, IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., and Beckton Corp., No. 10-CV-8169.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIONS GATE ENTERTAINMENT CORP.

By   /s/ James Keegan

Name:  James Keegan

Title:    Chief Financial Officer

Dated: October 29, 2010